1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 13, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Focus Growth Fund (the “Fund”)

(File No. 002-66269; 811-02978)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class IS shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 47 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 13, 2013.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.         Please supplementally confirm that the Fund has considered whether its use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute,

from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.          We confirm that the Fund has considered and determined that its use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.         Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 3.          The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 4.         Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 4.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests.

Comment 5.       Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 5.           This line item is not applicable to the Fund at this time.

Comment 6.       Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 6.           There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.       Please disclose in a footnote to the fee table that the Fund’s adviser and administrator have agreed to waive and/or reimburse fees if such fees would cause the total annual operating expenses of Class IS shares of the Fund to exceed 0.63%.

Response 7.          We respectfully acknowledge your comment; however, Total Annual Fund Operating Expenses, as presented in the Annual Fund Operating Expenses table, are 0.56% (0.07% below the expense cap).  As a result, and consistent with Instruction 3(e) to Item 3 of Form N-1A, the Fund has not included the two additional captions to the Total Annual Fund Operating Expenses table and therefore we do not believe a related footnote is necessary.

Comment 8.         The disclosure in the third paragraph of the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” states that the Fund may invest up to 25% of its net assets in foreign securities; however, this percentage limitation does not apply to securities of foreign companies that are listed in the United States on a national securities exchange.  Please consider revising the disclosure to make clear that the Fund may invest without limit in securities of foreign companies that are listed in the United States on a national securities exchange.

Response 8.          We respectfully acknowledge your comment however, we believe that the current disclosure is appropriate.

Comment 9.         The disclosure in the section of the Prospectus entitled “Fund Summary—Principal Risks” refers to risks of common stock and “other equity securities.”  Please explain what “other equity securities” are and please confirm whether such investments are counted toward the Fund’s policy of investing at least 65% of its assets in a portfolio of common stocks (including depositary receipts).

Response 9.          The Fund may invest in equity securities, including common stock, preferred stock, convertible securities, depositary receipts, rights, warrants and limited partnership interests.  The Fund’s investments in common stocks and depositary receipts are counted toward the Fund’s 65% investment policy.

Comment 10.       The disclosure in the second paragraph of the section of the Prospectus entitled “Fund Summary—Principal Investment Strategies” states that the [a]dviser “…seeks to invest in high quality companies...” (Emphasis added). Please confirm whether this refers to companies that carry a rating in the top two ratings categories by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or by Moody’s Investors Service, Inc. (“Moody’s”).

Response 10.        The quality of a company in which the Fund invests is determined by the Fund’s adviser’s investment process and by proprietary criteria of the adviser, and is not determined by the ratings of S&P and Moody’s.

Comment 11.       Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  As a result, please delete the second sentence in the first paragraph in the section of the Prospectus entitled “Fund Summary—Purchase and Sale of Fund Shares.”

Response 11.        While the referenced disclosure is not specifically included in the requirements set forth in Item 6 of Form N-1A, we believe that the referenced disclosure is explanatory in nature, is beneficial information for the shareholders and is not inconsistent with the disclosure required by such Item.

Comment 12.       Please include the disclosure required by Item 8 of Form N-1A.

Response 12.        We respectfully acknowledge your comment; however, the Fund and its related companies do not pay broker-dealers or other financial intermediaries for the sale of Class IS shares and therefore the disclosure required by Item 8 of Form N-1A is not applicable.

Comment 13.       The disclosure in the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information—Other Investments” states that the Fund may invest in convertible securities.  If the convertible securities in which the Fund may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 13.        The Fund may invest in convertible securities rated below investment grade.  However, the Fund does not have a principal strategy to invest in convertible securities rated below investment grade. Disclosure regarding the Fund’s investments in convertible securities rated below investment grade is included in the Statement of Additional Information under the section entitled “II. Description of the Fund and Its Investments and Risks—B. Investment Strategies and Risks—Convertible Securities.”

Comment 14.       The disclosure in the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information—Other Investments” states that the Fund may invest in real estate investment trusts (“REITs”).  Unless disclosed elsewhere in the Prospectus, please state that the Fund will incur duplicative investment management fees and other expenses.

Response 14.        We note that the referenced disclosure has been moved to the section of the Prospectus newly entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information—Real Estate Investment Trusts and Foreign Real Estate Companies.” In addition, we note that the disclosure in the section entitled “Fund Details—Additional  Information about the Fund’s Investment Objective, Strategies and Risks—Additional Risk Information—REITs and Foreign Real Estate Companies” states that the Fund indirectly bears REIT and foreign real estate company management expenses along with the direct expenses of the Fund.

Comment 15.       The disclosure in the section of the Prospectus entitled “Fund Details—Additional  Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information—Other Investments” states that Fund may invest up to 35% of its assets in convertible securities, preferred securities and fixed-income securities, and REITs.  Please supplementally confirm that such investments do not constitute principal investments of the Fund.

Response 15.        The Fund has an investment policy to invest at least 65% of its assets in a portfolio of common stocks (including depositary receipts).  The remaining 35% of the Fund’s assets may be invested in preferred stock and fixed-income securities, such as U.S. government securities and investment grade corporate debt securities, and REITs and foreign real estate companies.  None of these investments constitute a principal strategy of the Fund.

Comment 16.       The disclosure in the last paragraph of the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information” states that the Fund may change its principal investment strategies without shareholder approval; however, shareholders will be notified of any changes.  Please confirm whether the notice to shareholders regarding a change in the Fund’s principal investment strategies will be made in writing.

Response 16.        In the event there is a change to the Fund’s principal investment strategies, the Fund will file a supplement, as may be required, providing written notice to shareholders of such changes.

Comment 17.       In the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Risk Information—Fixed-Income Securities,” the disclosure states that the Fund is not limited as to the maturities of the securities in which it invests.  The disclosure further describes duration risk.  Please consider explaining the difference between “maturity” versus “duration.”

Response 17.        The disclosure has been revised as requested.

Comment 18.       The Fund discloses that it may engage in transactions involving various types of swaps.  To the extent the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 18.        We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Comment 19.       The disclosure in the section of the Prospectus entitled “Fund Management” states that the composition of the team may change from time to time.  Please confirm supplementally that the Fund will notify shareholders of any change in the team responsible for the management of the Fund.

Response 19.        In the event there is a change in the team that affects the person(s) who are primarily responsible for the day-to-day management of the

Fund’s portfolio, the Fund will file a supplement, as may be required, providing written notice to shareholders of such change(s).

Comment 20.       Please explain supplementally what is meant by “(net of affiliated rebates, if applicable)” in the section of the Prospectus entitled “Fund Management.”

Response 20.        The Fund invests in the Institutional Class of the Morgan Stanley Institutional Liquidity Funds — Money Market Portfolio (the “Liquidity Funds”), an open-end management investment company managed by the Fund’s adviser. Advisory fees paid by the Fund are reduced by an amount equal to its pro-rata share of the advisory and administration fees paid by the Fund due to its investment in the Liquidity Funds.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 21.       Fundamental Investment Restriction #1 states the Fund’s policy regarding concentration as investment of more than 25% in a given industry.  Please explain in the narrative disclosure that concentration results from investment of 25% or more in a given industry.

Response 21.        We respectfully acknowledge the Staff’s comment; however, the Commission has stated generally that a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries.    See, e.g., Instruction 4 under Item 9(b) (1) of Form N-1A applicable to open-end funds which defines “concentration” to mean “investing more than 25% of a fund’s net assets in a particular industry or group of industries” (emphasis added).  See also, e.g., Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23064 (Mar. 13, 1998) (Mar. 23, 1998) (“The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”)  See also Statement of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975) and The First Australia Fund, Inc., No-Action Letter (July 29, 1999).

Comment 22.       With respect to the Fund’s fundamental investment restriction regarding industry concentration, please explain the basis for not applying this restriction to investments in cash equivalents.

Response 22.        Upon our review of Guide 19 and the relevant Staff no-action letters, we agree that the carve out to the Fund’s industry concentration policy should apply only to the purchase of obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities. However, because the Fund’s industry concentration policy is a fundamental investment restriction, we are not able to change it without shareholder vote. However, we note supplementally that the Fund will not invest 25% or more of the value of its total assets in cash equivalents of issuers in any single industry (with the exception of the carve out for obligations issued or guaranteed by the U.S. Government, its agencies or its instrumentalities).

Comment 23.       Fundamental Investment Restriction #3 states that the Fund may borrow to the extent permitted by the statute and rules.  Affirmatively explain the Fund’s actual borrowing policy in the Statement of Additional Information.

Response 23.        We note that an explanation of the Fund’s policy regarding borrowing is included in the section of the Statement of Additional Information entitled “II. Description of the Fund and its Investments and Risks—B. Investment Strategies and Risks—Borrowing.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Tara A. Farrelly of Morgan Stanley at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Tara A. Farrelly